650 Page Mill Road Palo Alto, CA 94304-1050 650.493.9300 650.493.6811 www.wsgr.com

June 15, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brian Cascio
Tracey Houser Tom Kluck Suzanne Hayes

Re:	Tenaya Therapeutics, Inc.
Draft Registration Statement on Form S-1 Submitted May 7, 2021 CIK No. 0001858848

Ladies and Gentlemen:

On behalf of our client, Tenaya Therapeutics, Inc. (“Tenaya” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 3, 2021, relating to the above referenced Draft Registration Statement on Form S-1, confidentially submitted on May 7, 2021 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (the “Revised Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the original Registration Statement), all page references herein correspond to the Revised Registration Statement.

Draft Registration Statement on Form S-1

Our Pipeline, page 4

AUSTIN BEIJING BOSTON BRUSSELS HONG KONG LONDON LOS ANGELES NEW YORK

PALO ALTO SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC WILMINGTON, DE

U.S. Securities and Exchange Commission

June 15, 2021

1.	Please revise your pipeline table to condense the preclinical phases to no more than two columns and to separately depict clinical phases 1, 2 and 3.

In response to the Staff’s comment, the Company has revised the pipeline table on pages 4 and 123 of the Revised Registration Statement.

Overview of heart disease, page 5

2.

We note your statements that you have the opportunity to advance multiple product candidates into the clinic by ____ and that TN-201 is a potentially curative therapy. Given that you have not completed any IND enabling studies, these statement appears to be an inappropriate predictions that the FDA will approve multiple INDs and that the product will be effective. Please remove these statements. Additionally, in other instances where you reference advancing candidates to the clinic, please revise to more specifically reference clinical trials, as opposed to the clinic.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 7, 119, 127 and 147 of the Revised Registration Statement.

“Our amended and restated bylaws ...”, page 91

3.	Please revise the narrative in the risk factor to disclose that there is also a risk that your exclusive forum provisions may result in increased costs for investors to bring a claim.

In response to the Staff’s comment, the Company has revised the disclosure on page 91 of the Revised Registration Statement.

Use of Proceeds, page 96

4.

Please revise your disclosure to separately quantify the amount of proceeds you expect to allocate to TN-201 and TYA-11631. Additionally, indicate how far in the development process you expect to get for each of your product candidates with the proceeds from this offering.

In response to the Staff’s comment, the Company has revised the disclosure on page 95 of the Revised Registration Statement to separately quantify the amount of proceeds the Company expects to allocate to TN-201 and TYA-11631. The Company advises the Staff that it will revise its disclosure in a subsequent amendment to the Revised Registration Statement which includes a preliminary price range and proposed aggregate offering size to include disclosure regarding how far each of TN-201 and TYA-11631 is expected to advance in the development process with the proceeds from the offering.

U.S. Securities and Exchange Commission

June 15, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates

Stock-Based Compensation, page 114

5.

Please expand your disclosure to include the valuation methodologies used by the independent third party valuation firm to estimate your total equity value along with the nature of material assumptions used within those methodologies. If more than one methodology is used, provide a discussion of the weighting of those methodologies.

In response to the Staff’s comment, the Company has revised the disclosure on pages 116 and 117 of the Revised Registration Statement.

Our Management Team and Investors, page 122

6.

We note that you identify certain entities as investors in your company that do not appear to be among your principal stockholders as disclosed on page 215. If material, please expand your disclosure to describe the nature of each named entity’s investment and explain to us why including this information is appropriate. Please also explain in your response letter your plans to update investors about any changes these entities make with respect to their investments in the company.

The Company respectfully advises the Staff that RA Capital Management, the funds and accounts managed by T. Rowe Price Associates, and GV are identified by the Company in the Revised Registration Statement as investors because they are holders of the Company’s preferred stock having invested in one or more rounds of the Company’s prior preferred stock financings and are named as investors in the Company’s press releases. However, each of these three named investors beneficially own less than five percent of the Company’s total outstanding capital stock, and as such these investors are not required to be disclosed as principal stockholders in the “Principal Stockholders” section of the Revised Registration Statement. If the beneficial ownership of these named investors exceed five percent of the Company’s total outstanding capital stock, the Company will name such investors as “Principal Stockholders” in a subsequent amendment to the Revised Registration Statement and disclose the number of shares and percentage beneficially owned by such investors. If the beneficial ownership of these named investors remains below five percent, the Company does not plan to otherwise provide any updates regarding changes that these investors make with respect to their investments in the Company as it does not consider such disclosure material.

Business

Third Party Agreements, page 170

7.	Please indicate which product candidate(s) rely on intellectual property licensed from UTSW.

U.S. Securities and Exchange Commission

June 15, 2021

In response to the Staff’s comment, the Company has revised the disclosure on page 178 of the Revised Registration Statement.

9. Stock-Based Compensation

Restricted Stock, page F-22

8.

We note that when you repurchase shares of common stock related to early exercise of options, you reduce the number of shares of common stock outstanding. Please disclose your accounting policy for the issuance of shares of common stock from the early exercise of stock options prior to vesting. Refer to ASC 718-10-55-31.a. for guidance.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-11 and F-20 of the Revised Registration Statement.

13. Subsequent Events, page F-25

9.	Please expand your disclosures for the stock options grants to include the total amount of compensation expense to be recognized over the 4 year vesting period.

The Company respectfully advises the Staff that its disclosure of $432,000 in stock-based compensation for the three months ended March 31, 2021 and $6.4 million of unrecognized stock-based compensation as of March 31, 2021 on page F-41 of the Revised Registration Statement incorporate the total amount of expense to be recognized over the vesting period of all share-based awards outstanding as of and for the three months ended March 31, 2021, including those granted in January 2021 and February 2021.

General

10.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, the Company will supplementally provide the Staff, under separate cover, with copies of written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that are presented by the Company, or individuals authorized to act on the Company’s behalf, to potential investors in reliance on Section 5(d) of the Securities Act.

* * * *

U.S. Securities and Exchange Commission

June 15, 2021

Please direct any questions regarding the Company’s responses or the Revised Registration Statement to me at (650) 849-3041 or jknapp@wsgr.com.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Jennifer Knapp
Jennifer Knapp

cc:	Faraz Ali, Tenaya Therapeutics, Inc.
Kenneth A. Clark, Wilson Sonsini Goodrich & Rosati, P.C.
Jennifer Fang, Wilson Sonsini Goodrich & Rosati, P.C.